

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2023

Jonathan Maxwell
Co-Chief Executive Officer
SDCL EDGE Acquisition Corp
60 East 42nd Street, Suite 1100
New York, NY 10165

> **Re: SDCL EDGE Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 5, 2023**
> **File No. 001-40980**

Dear Jonathan Maxwell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lorenzo Corte, Esq.